November 4, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Louisiana-Pacific Corporation

Registration Statement on Form S-4 (Registration No. 333-214290)

Ladies and Gentlemen:

On behalf of Louisiana-Pacific Corporation, a Delaware corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (Registration No. 333-214290) (the “Registration Statement”), of the Company be declared effective at 10:00 a.m. ET on Tuesday, November 8, 2016, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

LOUISIANA-PACIFIC CORPORATION

By:	/s/ Sallie B. Bailey
Name:	Sallie B. Bailey
Title:	Executive Vice President and Chief Financial Officer

cc:	Michael J. Solecki, Esq.